November 26, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Chanda DeLong

Re:	Mizati Luxury Alloy Wheels Registration Statement on Form 10 Filed October 9, 2008 File No. 001-34193

Dear Ms. Delong:

Mizati Luxury Alloy Wheels, Inc. (the "Company") hereby respectfully requests the immediate withdrawal of its registration statement on Form 10 (File No. 001-34193), filed with the Securities and Exchange Commission (the "Commission") on October 9, 2008, together with all exhibits thereto (collectively, the "Registration Statement"). The Company desires to withdraw the Registration Statement because it was incorrectly filed on Edgar as a Form 10-12B. It should have been filed on Edgar as a Form 10-12G.

If the Commission consents to the withdrawal of the Registration Statement, the Company intends to file a new registration statement on Form 10 with the correct Edgar file designation.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact our attorneys, New Venture Attorneys, P.C. at (916) 782-1424.

Very truly yours, /s/ Hazel Chu